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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37045

FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cross Keys Securities Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Village Square II, Village of Cross Keys, Suite 212
(No. and Street)

Baltimore (City) | Maryland (State) | 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Sachs | 410-532-2264 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200 (Address) | Hunt Valley, (City) | Maryland (State) | 21030 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/02

OATH OR AFFIRMATION

I, John R. Sachs, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Cross Keys Securities Limited Partnership, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public CHERYL Z. STEVENSON
COMMISSION EXPIRES
JULY 1, 2003



CHERYL Z. STEVENSON
NOTARY
PUBLIC
BALTIMORE COUNTY, MD.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 28 2002

CROSS KEYS SECURITIES LIMITED PARTNERSHIP

ANNUAL REPORT

December 31, 2001

Financial Statements and Supporting Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Year Ended December 31, 2001

CROSS KEYS SECURITIES LIMITED PARTNERSHIP

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Partners
Cross Keys Securities Limited Partnership

We have audited the accompanying statement of financial condition of Cross Keys Securities Limited Partnership as of December 31, 2001, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cross Keys Securities Limited Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2002

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash	$27,767
Commissions receivable	28,942
Total assets	$56,709
LIABILITIES	
Commissions payable	$ 2,228
PARTNERS' CAPITAL	54,481
Total liabilities and partners' capital	$56,709

See accompanying notes.

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
STATEMENT OF INCOME
For the Year Ended December 31, 2001

REVENUE	
Commissions	$1,205,124
Interest	385
Total revenue	1,205,509
EXPENSES	
Commissions	110,161
Clearing expenses	277,334
Payroll and related expenses	171,895
Occupancy expenses	85,800
Professional fees	6,734
Insurance	32,799
Fees and assessments	3,506
Total expenses	688,229
NET INCOME	$ 517,280

See accompanying notes.

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2001

Partners' capital December 31, 2000	$ 161,727
Net income	517,280
Distributions to partners	(624,526)
Partners' capital December 31, 2001	$ 54,481

See accompanying notes.

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from (for) operating activities	
Net income	$ 517,280
Adjustments to reconcile net income to net cash from operating activities	
Decrease in commissions receivable	122,781
(Decrease) in commissions payable	(16,167)
Net cash from operating activities	623,894
Cash flows (for) financing activities	
Distributions to partners	(624,526)
Net (decrease) in cash	(632)
Cash – beginning of year	28,399
Cash – end of year	$ 27,767

See accompanying notes.

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1. THE PARTNERSHIP

Cross Keys Securities Limited Partnership (the "Partnership") was organized on November 26, 1986, under the laws of the state of Maryland. The Partnership is a broker and dealer in securities and an Investment Adviser registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the National Association of Securities Dealers, Inc. The Partnership is wholly-owned by its limited partner, National Financial Partners, Inc. (NFP), through NFP's ownership of the general partner.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Accounting

The Partnership's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management.

B. Cash

Cash is maintained in two accounts with one financial institution. In the event of the financial institution's insolvency, recovery may be limited to account insurance or other protection afforded such deposits.

C. Revenue Recognition

Commission revenue is recognized on a settlement date basis, which approximates trade date basis.

D. Income Taxes

The partnership is not a taxpaying entity for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the partnership is taxed to the partners in their individual returns. The Partnership prepares U.S. and state information tax returns, and reports to the partners their allocable shares of the Partnership's income and expenses.

Note 3. OCCUPANCY COSTS PAID TO RELATED PARTIES

The Partnership shares office facilities with affiliates and paid $60,000 to an affiliate during 2001 for the use of these facilities. The Partnership also occupies other facilities owned by an officer of the partnership and paid $25,800 to such officer during 2001 for use of these facilities. The current lease agreements have been renewed through December 31, 2002 for both facilities at the same terms and conditions.

Note 4. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2001, the Partnership has net capital of $54,481, which is $49,481 in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital is .04 to 1.

SUPPLEMENTARY INFORMATION

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net Capital	
Partners' capital	$54,481
Net capital	$54,481
Capital requirements	
Minimum capital	$ 5,000
Net capital in excess of requirements	49,481
Net capital	$54,481
Total aggregate indebtedness (total liabilities)	$ 2,228
Ratio of aggregate indebtedness to net capital	4%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Cross Keys Securities Limited Partnership computation of net capital and required net capital from the December 31, 2001 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

CROSS KEYS SECURITIES LIMITED PARTNERSHIP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

The Company does not file information in accordance with Rule 15c3-3, as it is an introducing broker which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, Cross Keys Securities Limited Partnership claims the k(2)(ii) exemption in relation to Rule 15c3-3.

CROSS KEYS SECURITIES LIMITED PARTNERSHIP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2001

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
Cross Keys Securities Limited Partnership

In planning and performing our audit of the financial statements and supplementary information of Cross Keys Securities Limited Partnership (the Partnership), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2002